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                              August 30, 2023

       Li Peng Leck
       Executive Chairwoman and Executive Director
       Davis Commodities Limited
       10 Bukit Batok Crescent
       #10-01, The Spire
       Singapore 658079

                                                        Re: Davis Commodities
Limited
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed August 23,
2023
                                                            File No. 333-270427

       Dear Li Peng Leck:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1, Filed August 23, 2023

       Cover page

   1. We note your intent to register a resale transaction using a separate resale prospectus.
                                                        Because you do not
intend to use the resale prospectus unless and until the primary offering is complete
and NASDAQ listing is approved, revise to ensure the prospectus reflects that those
events have taken place. For example, revise to remove the initial public offering range and your
statement that there is no public market for the Company's
                                                        Ordinary Shares given
that you expect a market to be available when you use this
                                                        prospectus. In this
regard, Instruction 2 to Item 501(b)(3) of Regulation S-K requires
 Li Peng Leck
Davis Commodities Limited
August 30, 2023
Page 2
      disclosure explaining the method by which the price will be determined and indicating the trading market and the market price of the securities as of the latest practicable date.
       You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameLi Peng Leck
                                                          Division of
Corporation Finance
Comapany NameDavis Commodities Limited
                                                          Office of Trade &
Services
August 30, 2023 Page 2
cc:       Ying Li
FirstName LastName